UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE OF 1934
                               (AMENDMENT NO. 3)*



                                      HAVAS
                                      -----
                                (Name of Issuer)

            ORDINARY SHARES, NOMINAL VALUE (EURO)0.40 PER SHARE, AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE (1) ORDINARY SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                     419313101 (AMERICAN DEPOSITARY SHARES)
                     --------------------------------------
                                 (CUSIP Number)



       CEDRIC DE BAILLIENCOURT                    RICHARD A. POLLACK, ESQ.
            TOUR BOLLORE                         SULLIVAN & CROMWELL LLP
       31/32 QUAI DE DION BOUTON                       125 BROAD STREET
        92800 PUTEAUX, FRANCE                     NEW YORK, NEW YORK 10004
     TELEPHONE: (33) 1 46 96 48 97                TELEPHONE: (212) 558 4000
      TELEFAX: (33) 1 46 96 48 76                  TELEFAX: (212) 558 3588

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 9, 2005
                                  ------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         (Continued on following pages)

                                  SCHEDULE 13D
--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 2 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Vincent Bollore
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           AF, PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 1,000
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  106,359,490*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 1,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 106,359,490*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           106,360,490*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.80%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           HC, IN
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 25.24% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on June 9, 2005.

                                  SCHEDULE 13D
--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 3 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Bollore Medias Investissements
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  106,359,390*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 106,359,390*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           106,359,390*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.80%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 25.24% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on June 9, 2005.

                                  SCHEDULE 13D
--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 4 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Bollore Investissement
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  106,359,490*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 106,359,490*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           106,359,490*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.80%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 25.24% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on June 9, 2005.

                                  SCHEDULE 13D
--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 5 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Cedric de Bailliencourt
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on June 9, 2005.

                                  SCHEDULE 13D
--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 6 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Marc Bebon
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on June 9, 2005.

                                  SCHEDULE 13D
--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 7 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Thierry Marraud
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on June 9, 2005.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 3 to Statement on Schedule 13D (the "AMENDMENT NO. 3") amends and supplements the Statement on Schedule 13D, originally filed on October 26, 2004, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, filed on December 27, 2004, and as further amended and supplemented by Amendment No. 2 to Statement on Schedule 13D, filed on April 28, 2004, and relates to the ordinary shares, nominal value (euro)0.40 per share (the "ORDINARY SHARES") of Havas, a French societe anonyme (the "ISSUER") with its principal executive offices located at 2 allee de Longchamp, 92281 Suresnes Cedex, France.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby replaced and superseded in its entirety by the following description:

The Ordinary Shares, the ownership of which is reported on this Schedule 13D, were acquired by Mr. Bollore, BI and BMI with the intention of increasing (in the aggregate) the Bollore Group's investment in the share capital of the Issuer with a view towards requesting and acquiring representation of the Bollore Group on the Issuer's board of directors (conseil d'administration). The Ordinary Shares acquired by Mr. Bollore personally, the Ordinary Shares acquired by BI directly and the Ordinary Shares acquired by Messrs. de Bailliencourt, Bebon and Marraud were acquired solely for the purpose of their qualifying to serve as directors of the Issuer. Messrs. de Bailliencourt, Bebon and Marraud disclaim any other purpose or membership in the filing group.

On April 22, 2005, BMI sent a letter to the president of the Issuer, requesting that four resolutions be proposed to the Issuer's shareholders for their consideration at the annual meeting of shareholders scheduled to be held on June 9, 2005. The first proposed resolution called for the nomination of BMI, represented by Mr. Bebon, to the Issuer's board of directors; the second proposed resolution called for the nomination of Mr. Bollore to the Issuer's board of directors; the third proposed resolution called for the nomination of BI, represented by Mr. de Bailliencourt, to the Issuer's board of directors; and the fourth proposed resolution called for the nomination of Mr. Marraud to the Issuer's board of directors.

On June 3, 2005, Bollore Participations, Bollore SA, Compagnie de Guenole, Compagnie de Kerdevot, Compagnie de Locmaria, Compagnie du Cambodge, Financiere de l'Odet, Financiere Moncey, Societe Industrielle et Financiere de l'Artois and Sofibol, subsidiaries of the Bollore Group, each purchased 50 Ordinary Shares in order to be eligible to attend the Issuer's annual meeting of shareholders held on June 9, 2005. Following the Issuer's annual meeting of shareholders, each of these subsidiaries of Bollore Group sold their Ordinary Shares in the open market.

On June 9, 2005, prior to the commencement of the annual meeting of the Issuer's shareholders on such date, BI, on its own behalf and on behalf of BMI, entered into the Sebastian Holdings Agreement (as described and defined in Item 6 below).

On June 9, 2005, the four resolutions proposed by BMI were adopted by the Issuer's shareholders at the annual meeting of shareholders, and BMI (repre-sented by Mr. Bebon), Mr. Bollore, BI (represented by Mr. de Bailliencourt) and Mr. Marraud were elected to serve on the Issuer's board of directors.

The Bollore Filing Persons currently intend to maintain their holdings of Ordinary Shares at the current level or, from time to time, increase their holdings without taking control of the Issuer, subject to any applicable legal restrictions on their ability to do so. The Bollore Filing Persons do not currently intend to take control of the Issuer. Other than such previously publicized intentions, neither the Bollore Filing Persons nor any of the persons or entities identified in Exhibit 1 has any present plan or intention that would result in or relate to any of the transactions described in subparagraphs (b),
(c), (e), (f), (g), (h), (i) or (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby replaced and superseded in its entirety by the following description:

(a) See items 11 and 13 of the cover pages to this Amendment No. 3 for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

As of June 6, 2005, there were 428,881,893 Ordinary Shares, as reported by Euronext Paris (the most recently available report). As of June 9, 2005, there were 421,411,035 voting rights, as published by the Autorite des Marches Financiers.

As of the filing date of this Amendment No. 3, BMI beneficially owns 106,359,390 Ordinary Shares, which includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings Inc. ("SEBASTIAN HOLDINGS") that BMI may be considered to beneficially own pursuant to the terms of the Sebastian Holdings Agreement described in Item 6 below. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. BMI's beneficial ownership represents approximately 24.80% of the Ordinary Shares and 25.24% of the voting rights.

BI indirectly controls BMI, and thus, as of the filing date of this Amendment No. 3, may be considered to have beneficial ownership of the aggregate 106,359,390 Ordinary Shares beneficially owned by BMI, which includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings that BI may be considered to beneficially own pursuant to the terms of the Sebastian Holdings Agreement described in Item 6 below. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. In addition to the 100 Ordinary Shares BI beneficially owns, as of the filing date of this Amendment No. 3, BI may be considered to have beneficial ownership of an aggregate of 106,359,490 Ordinary Shares, which represents approximately 24.80% of the Ordinary Shares and 25.24% of the voting rights.

As of the filing date of this Amendment No. 3, each of Messrs. de Bailliencourt, Bebon and Marraud beneficially owns 100 Ordinary Shares, which holding represents approximately 0.00% of the Ordinary Shares and 0.00% of the voting rights.

Mr. Bollore indirectly controls BMI and BI, and thus, as of the filing date of this Amendment No. 3, may be considered to have beneficial ownership of the aggregate 106,359,390 Ordinary Shares beneficially owned by BMI, which includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings that BMI may be considered to beneficially own and the 100 beneficially owned by BI. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. In addition to the 1,000 Ordinary Shares Mr. Bollore beneficially owns, as of the filing date of this Amendment No. 3, Mr. Bollore may be considered to have beneficial ownership of an aggregate of 106,360,490 Ordinary Shares, which represents approximately 24.80% of the Ordinary Shares and 25.24% of the voting rights.

(b) See items 7 through 10 of the cover pages to this Amendment No. 3 for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

BMI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a), except for the Ordinary Shares beneficially owned by Sebastian Holdings, with respect to which BMI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. However, BI, who indirectly controls BMI, directs the investments and voting of BMI. Thus, BI shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI, except for the Ordinary Shares beneficially owned by Sebastian Holdings, with respect to which BI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings.

Each of BMI and BI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a), except for the Ordinary Shares beneficially owned by Sebastian Holdings, with respect to which each of BMI and BI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. However, Vincent Bollore, who controls BMI and BI through his indirect controlling interests in the parent companies of BMI and BI, directs the investments and voting of BMI and BI. Thus, Mr. Bollore shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI and BI, except for the Ordinary Shares beneficially owned by Sebastian Holdings, with respect to which Mr. Bollore, through its indirect control of BMI and BI, may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings.

(c) The amended description of Item 6 is incorporate by reference herein.

Exhibit 2 describes the transactions effected by the Bollore Filing Persons since the filing of Amendment No. 2 to Statement on Schedule 13D on April 28, 2005. All such transactions were effected on the Paris stock exchange (Euronext Paris).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by replacing the second paragraph of the current disclosure with the following paragraphs:

On the morning of June 9, 2005, BI, on its behalf and on behalf of BMI, and Sebastian Holdings entered into an Agreement, dated as of June 9, 2005, and attached as Exhibit 3 hereto (the "SEBASTIAN HOLDINGS AGREEMENT"). Pursuant to the terms of the Sebastian Holdings Agreement, each party agreed to vote in favor of the other party's nomination resolutions at the Issuer's annual meeting of shareholders held that morning and the parties agreed to cooperate with each other with respect to the strategic decisions concerning Havas, including with respect to issues to be considered by the Issuer's board of directors. Pursuant to the terms of the Sebastian Holdings Agreement, BI, on its behalf and on behalf of BMI, received a right of first refusal with respect to any sale of the Ordinary Shares beneficially owned by Sebastian Holdings, and, if either party believes that the parties' cooperation is no longer a valid option, Sebastian Holdings received the right to put all of, or a portion that constitutes a majority of, the Ordinary Shares it beneficially owned at a price of (euro)5 per share. The term of the Sebastian Holdings Agreement is 2 years.

On the afternoon of June 9, 2005, Mr. Bollore and Sebastian Holdings entered into a Letter Amendment, dated as of June 9, 2005, and attached as Exhibit 4 hereto (the "SEBASTIAN HOLDINGS LETTER AMENDMENT"). The parties entered into the Sebastian Holdings Letter Amendment following the conclusion of the Issuer's annual meeting of shareholders, during which the Issuer's shareholders adopted the resolutions proposed by BMI (as described under Item 4 above), but failed to adopt resolutions that would have made it possible for Sebastian Holdings to propose nomination resolutions on its own behalf. Pursuant to the terms of the Sebastian Holdings Letter Amendment, Mr. Bollore indicated that the participation of Sebastian Holdings on the Issuer's board of directors may take place through the position of representative of one of the Issuer's directors that is a legal entity and that was nominated by the Bollore Filing Persons.

Other than the relationships mentioned above and except for the Joint Filing Agreements, dated as of October 26, 2004, as of December 27, 2004, and as of April 26, 2005, which were previously filed, to the knowledge of the Bollore Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (including those persons named in Exhibit 1) and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Exhibit Description
-----------       -------------------

Exhibit 1 Information Concerning Reporting Persons and Their Executive Officers and Directors

Exhibit 2 Transactions in Havas Ordinary Shares by the Bollore Filing Persons since April 28, 2005

Exhibit 3 Agreement by and among Bollore Investissement and Sebastian Holdings Inc., dated June 9, 2005 (translated from French)

Exhibit 4 Letter Amendment by and among Bollore Investissement and Sebastian Holdings Inc., dated June 9, 2005 (translated from French)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 10, 2005


                                    VINCENT BOLLORE

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   BOLLORE MEDIAS INVESTISSEMENTS

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   BOLLORE INVESTISSEMENT

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   MARC BEBON

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   CEDRIC DE BAILLIENCOURT

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt


                                   THIERRY MARRAUD

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


* Duly authorized under the Joint Filing Agreement, dated April 26, 2005, appointing Cedric de Bailliencourt agent and attorney-in-fact, by and among Mr. Vincent Bollore, Bollore Medias Investissements, Bollore Investissement and Messrs. Marc Bebon, Cedric de Bailliencourt and Thierry Marraud, filed as
Exhibit 3 to Amendment No. 2 to Schedule 13D filed on April 28, 2004, and incorporated herein by reference.

                                INDEX OF EXHIBITS

Exhibit No.       Exhibit Description
-----------       -------------------

Exhibit 1 Information Concerning Reporting Persons and Their Executive Officers and Directors

Exhibit 2 Transactions in Havas Ordinary Shares by the Bollore Filing Persons since April 28, 2005

Exhibit 3 Agreement by and among Bollore Investissement and Sebastian Holdings Inc., dated June 9, 2005 (translated from French)

Exhibit 4 Letter Amendment by and among Bollore Investissement and Sebastian Holdings Inc., dated June 9, 2005 (translated from French)